Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

October 5, 2009

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File No. 333-161465

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Pre-Effective Amendment No. 2 (“PEA 2”) to the Registrant’s Form N-14 registration statement (the “Form N-14”) filed pursuant to the Securities Act of 1933, as amended.

PEA 2 is being filed to update the Registrant’s disclosures in the Pre-Effective Amendment No. 1 to Form N-14 filed on September 28, 2009 (“PEA 1”) and to request acceleration of effectiveness of the Form N-14.  PEA 2 (i) reflects changes to PEA 1 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on September 29, 2009 and (ii) includes an exhibit not previously included in the Form N-14.

Set forth in the paragraph below are the Staff’s oral comments provided on September 29, 2009 to PEA 1, accompanied by the Registrant’s response to the comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 1.

STAFF COMMENTS:  PEA 1

1.                                       Staff Comment:  Please update PEA 1 to reflect the audited financial information with respect to the Old Mutual China Fund as of July 31, 2009.

Registrant’s Response:  The Registrant has revised the disclosure in accordance with the Staff’s request.

* * * * *

The Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP